UHF INCORPORATED

July 22, 2014

Mr. Joel Parker
Accounting Branch
Chief Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

UHF Incorporated
Item 4.01 Form 8-K
Filed July 7, 2014
File No. 000-49729

Dear Mr. Parker:

          In connection with our response to the comment letter of the staff dated July 15, 2014, with reference to the Form 8-K of UHF Incorporated (the “Company”) filed on July 7, 20114, the Company acknowledges and confirms to you that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Changkui Zhu
Changkui Zhu
President and CEO

cc: Christine Allen Torney, Staff Accountant